================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C.  20549

                     -------------------------------------


                                   FORM 11-K


            [X]    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year Ended December 31, 1993

                                       OR

            [_]   TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                         EMPLOYEES' THRIFT PLAN OF THE

                         TEXAS UTILITIES COMPANY SYSTEM

                           (Full Title of the Plan)

                          Commission File No. 1-3591

                     -------------------------------------

                            TEXAS UTILITIES COMPANY

                    2001 Bryan Tower, Dallas, Texas  75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)


================================================================================

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
FINANCIAL STATEMENTS
  The following statements are furnished for the Plan:
    Statement of Net Assets Available for Benefits,
      December 31, 1993..................................................     1
    Statement of Net Assets Available for Benefits, December 31, 1992....     2
    Statement of Changes in Net Assets Available for Benefits,
      for the Year Ended December 31, 1993...............................     3
    Statement of Changes in Net Assets Available for Benefits, for the
      Year Ended December 31, 1992.......................................     4
     Notes to Financial Statements.......................................     5

     Supplemental Schedules:
      Schedule of Assets Held for Investment Purposes,
       December 31, 1993.................................................    12
      Schedule of Reportable Transactions for the Year Ended
       December 31, 1993.................................................    15

INDEPENDENT AUDITORS' REPORT.............................................    16

EXHIBITS

  The following exhibit is filed herewith:
    Independent Auditors' Consent........................................    18


EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                           Bond           Interest       Equity
                                                           Common          Index           Income        Income
          1993                            Total            Stock           Fund             Fund          Fund
          ----                            -----            ------          -----          --------       -------
ASSETS:
 Investments - at fair value
  (Notes 3 and 4):
  Common Stock of Texas
   Utilities Company.................  $482,991,911     $482,991,911     $       --       $      --     $       --
  Mutual funds.......................    58,433,516             --          6,412,635            --      22,268,584
  Guaranteed contracts...............    44,031,971             --               --        44,031,971           --
  Money market funds.................     8,031,404          484,549             --           826,243           --
                                       ------------     ------------       ----------     -----------    -----------
    Total investments................   593,488,802      483,476,460        6,412,635      44,858,214     22,268,584
 Cash................................       347,253          185,069                5         145,840          4,027
 Contributions receivable
  from Employer-corporations.........     2,755,310        1,023,712          145,284         397,298        261,912
 Dividends receivable................     9,855,435        9,855,435             --              --             --
 Interest receivable.................         9,102            8,852             --               250           --
 Participant loans receivable........       511,153          178,411           26,352          67,012         48,661
                                       ------------     ------------       ----------     -----------    -----------
    Total assets.....................   606,967,055      494,727,939        6,584,276      45,468,614     22,583,184

LIABILITIES:
 Note payable (Note 3)...............   250,000,000      250,000,000             --              --             --
 Accrued interest payable............     5,654,375        5,654,375             --              --             --
                                       ------------     ------------       ----------     -----------    -----------
    Total liabilities................   255,654,375      255,654,375             --              --             --
                                       ------------     ------------       ----------     -----------    -----------
NET ASSETS AVAILABLE FOR BENEFITS....  $351,312,680     $239,073,564       $6,584,276     $45,468,614    $22,583,184
                                       ============     ============       ==========     ===========    ===========

                                        Equity                        Equity       Unallocated
                                        Index         Balanced        Growth         Assets--
                                        Fund            Fund           Fund           SESCO
                                        -----         --------        ------       -----------
ASSETS:
 Investments - at fair value
  (Notes 3 and 4):
  Common Stock of Texas
   Utilities Company.................  $     --     $      --       $      --       $     --
  Mutual funds.......................   4,965,861    10,046,850      14,739,586           --
  Guaranteed contracts...............        --            --              --             --
  Money market funds.................        --            --              --        6,720,612
                                       ----------   -----------     -----------     ----------
    Total investments................   4,965,861    10,046,850      14,739,586      6,720,612
 Cash................................           3         7,962           4,347           --
 Contributions receivable
  from Employer-corporations.........     166,099       278,572         482,433           --
 Dividends receivable................        --            --              --             --
 Interest receivable.................        --            --              --             --
 Participant loans receivable........      37,901        53,690          99,126           --
                                       ----------   -----------     -----------     ----------
    Total assets.....................   5,169,864    10,387,074      15,325,492      6,720,612

LIABILITIES:
 Note payable (Note 3)...............        --            --              --             --
 Accrued interest payable............        --            --              --             --
                                       ----------   -----------     -----------     ----------
    Total liabilities................        --            --              --             --
                                       ----------   -----------     -----------     ----------
NET ASSETS AVAILABLE FOR BENEFITS....  $5,169,864   $10,387,074     $15,325,492     $6,720,612
                                       ==========   ===========     ===========     ==========

                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------


STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1992
- - -------------------------------------------------------------------------------------------------------------------------
                                                                                                   Guaranteed
                                                                                                     Fixed
                                                                         Common         Bond         Income        Equity
                                                           Total         Stock          Fund          Fund          Fund
                                                           -----         ------         ----      ----------       ------
                 1992
                 ----
ASSETS:
 Investments - at fair value (Notes 3 and 4):
   Common Stock of Texas Utilities Company............  $464,278,967  $464,278,967   $      --    $       --    $       --
   Mutual funds.......................................    19,379,361           --           --            --     19,379,361
   Guaranteed contracts...............................    50,336,750           --           --     50,336,750           --
   Money market funds.................................     9,951,838     2,532,559    3,415,000     4,004,279           --
                                                        ------------  ------------   ----------   -----------   -----------
      Total investments...............................   543,946,916   466,811,526    3,415,000    54,341,029    19,379,361
 Cash.................................................    11,792,189     6,406,149      280,413     3,807,087     1,298,540
 Contributions receivable from Employer-corporations..     1,879,117       903,383       55,377       659,467       260,890
 Dividends receivable.................................     9,570,409     9,570,409          --            --            --
 Interest receivable..................................       290,695         9,208      (14,251)      295,738           --
 Due from (to) other funds............................           --        (45,042)     (34,114)     (315,431)      394,587
                                                        ------------  ------------   ----------   -----------   -----------
   Total assets.......................................   567,479,326   483,655,633    3,702,425    58,787,890    21,333,378

LIABILITIES:
 Distributions payable -- Withdrawing participants....    12,551,572     7,225,958      265,699     3,704,481     1,355,434
 Advances -- Employer-corporations....................     3,180,572     3,180,572          --            --            --
 Note payable (Note 3)................................   250,000,000   250,000,000          --            --            --
 Accrued interest payable.............................     5,654,375     5,654,375          --            --            --
                                                        ------------  ------------   ----------   -----------   -----------
   Total liabilities..................................   271,386,519   266,060,905      265,699     3,704,481     1,355,434
                                                        ------------  ------------   ----------   -----------   -----------
NET ASSETS AVAILABLE FOR BENEFITS.....................  $296,092,807  $217,594,728   $3,436,726   $55,083,409   $19,977,944
                                                        ============  ============   ==========   ===========   ===========

                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1993


- - ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                 Bond        Interest     Equity
                                                                                    Common       Index        Income      Income
                                                                      Total         Stock        Fund          Fund        Fund
                                                                   ------------  ------------  ----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR.............  $296,092,807  $217,594,728  $3,436,726  $55,083,409  $19,977,944

ADDITIONS:
  Income:
    Dividends....................................................    35,836,166    33,604,092     423,529           --      706,185
    Interest:
      Investments................................................     3,273,071        46,118      15,023    3,211,930           --
      Loans......................................................         5,119         1,649         223          611          567
                                                                   ------------  ------------  ----------  -----------  -----------
          Total income...........................................    39,114,356    33,651,859     438,775    3,212,541      706,752

  Contributions:
    Participating employees' savings.............................    40,827,788    19,038,739   1,834,461    5,259,402    3,028,615
    Employer-corporations (less forfeitures of $107,671).........    12,181,860     5,461,248          --           --           --
                                                                   ------------  ------------  ----------  -----------  -----------
          Total contributions....................................    53,009,648    24,499,987   1,834,461    5,259,402    3,028,615

  Net appreciation (depreciation) in fair value of investments...    10,965,168     7,482,528    (196,755)          --    2,702,941
                                                                   ------------  ------------  ----------  -----------  -----------
          Total additions........................................   103,089,172    65,634,374   2,076,481    8,471,943    6,438,308

DEDUCTIONS:
  Distributions to withdrawing participants......................    22,913,358    16,781,570     147,481    3,604,761    1,448,460
  Interest expense and other fees (Note 3).......................    24,955,941    24,868,371          48       87,299          223
                                                                   ------------  ------------  ----------  -----------  -----------
          Total deductions.......................................    47,869,299    41,649,941     147,529    3,692,060    1,448,683

TRANSFERS FOR REINVESTMENTS--Net.................................            --    (2,505,597)  1,218,598  (14,394,678)  (2,384,385)
                                                                   ------------  ------------  ----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR...................  $351,312,680  $239,073,564  $6,584,276  $45,468,614  $22,583,184
                                                                   ============  ============  ==========  ===========  ============

                                                                     Equity                    Equity    Unallocated
                                                                     Index       Balanced      Growth      Assets--
                                                                      Fund         Fund         Fund        SESCO
                                                                   ----------  -----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR.............  $       --  $        --  $        --  $       --

ADDITIONS:
  Income:
    Dividends....................................................     140,377      254,434      707,549          --
    Interest:
      Investments................................................          --           --           --          --
      Loans......................................................         410          537        1,122          --
                                                                   ----------  -----------  -----------  -----------
          Total income...........................................     140,787      254,971      708,671          --

  Contributions:
    Participating employees' savings.............................   2,137,451    3,739,795    5,789,325          --
    Employer-corporations (less forfeitures of $107,671).........          --           --           --   6,720,612
                                                                   ----------  -----------  -----------  -----------
          Total contributions....................................   2,137,451    3,739,795    5,789,325   6,720,612

  Net appreciation (depreciation) in fair value of investments...     176,624      184,035      615,795          --
                                                                   ----------  -----------  -----------  -----------
          Total additions........................................   2,454,862    4,178,801    7,113,791   6,720,612

DEDUCTIONS:
  Distributions to withdrawing participants......................     166,899      385,540      378,647          --
  Interest expense and other fees (Note 3).......................          --           --           --          --
                                                                   ----------  -----------  -----------  -----------
          Total deductions.......................................     166,899      385,540      378,647          --

TRANSFERS FOR REINVESTMENTS--Net.................................   2,881,901    6,593,813    8,590,348          --
                                                                   ----------  -----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR...................  $5,169,864  $10,387,074  $15,325,492  $6,720,612
                                                                   ==========  ===========  ===========  ===========

                See accompanying Notes to Financial Statements.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1992
- - -------------------------------------------------------------------------------

                                                                               Guaranteed
                                                                                  Fixed
                                                        Common        Bond       Income       Equity
                                          Total         Stock         Fund        Fund         Fund
                                       ------------  ------------  ----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR................... $436,563,991  $321,650,497  $5,187,334  $84,080,997  $25,645,163
ADDITIONS:
  Income:
    Dividends.........................   40,690,118    39,703,352          --           --      986,766
    Interest..........................    6,768,455        76,519     371,595    6,320,341           --
                                       ------------  ------------  ----------  -----------  -----------
      Total income....................   47,458,573    39,779,871     371,595    6,320,341      986,766
  Contributions:
    Participating employees' savings..   29,007,378    13,374,329     798,441   10,836,891    3,997,717
    Employer-corporations (less
     forfeitures of $457,938).........    7,538,572     7,538,572          --           --           --
                                       ------------  ------------  ----------  -----------  -----------
      Total contributions.............   36,545,950    20,912,901     798,441   10,836,891    3,997,717
  Net appreciation (depreciation)
   in fair value of investments.......    8,710,548     7,103,632     (39,508)          --    1,646,424
                                       ------------  ------------  ----------  -----------  -----------
       Total additions................   92,715,071    67,796,404   1,130,528   17,157,232    6,630,907
DEDUCTIONS:
  Distributions to withdrawing
   participants.......................  208,292,981   144,853,302   3,150,084   48,781,550   11,508,045
  Interest expense and other fees
   (Note 3)...........................   24,893,274    24,769,890          --      123,384           --
                                       ------------  ------------  ----------  -----------  -----------
      Total deductions................  233,186,255   169,623,192   3,150,084   48,904,934   11,508,045

TRANSFERS FOR REINVESTMENTS -- Net....           --    (2,228,981)    268,948    2,750,114     (790,081)
                                       ------------  ------------  ----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR..................... $296,092,807  $217,594,728  $3,436,726  $55,083,409  $19,977,944
                                       ============  ============  ==========  ===========  ===========

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS
- - -------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN

   The following description of the Employees' Thrift Plan of the Texas Utilities Company System (Plan) is provided for general information purposes only. Reference is made to the Plan document for more complete information.

   General -- The Plan is a defined contribution plan established by Texas Utilities Company and its subsidiaries (Employer-corporations). In 1990, the Plan was amended to establish a leveraged employee stock ownership provision. (See Note 3.) The Employees' Thrift Plan Committee manages the operation and administration of the Plan. Mellon Bank, N.A. serves as trustee (Trustee) and manages the assets of the Plan. The Plan was again amended on January 1, 1993. Such amendments to the Plan, among other things, established a pre-tax feature in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

   The plan is intended to be a participant directed "individual account plan" under ERISA Section 404(c). As such, the fiduciaries of the Plan are not liable for any losses that are the direct and necessary result of participant investment decisions. Participation in the Plan by employees of the Employer-corporations after meeting certain requirements is entirely voluntary.

   The Plan, as amended, consists of seven investment options, or funds:

     . Common Stock of Texas Utilities Company (Common Stock) -- invests exclusively in Common Stock of Texas Utilities Company (Company);
     . Investment Grade Bond Index Fund (Bond Index Fund) -- purchases units in the Vanguard Bond Index Fund -- Total Bond Market Portfolio, consisting primarily of United States Government and corporate bonds and mortgage-backed securities (represents reinvestment of assets following liquidation of Bond Fund described below);
     . Interest Income Fund -- invests in contracts with insurance companies and other financial institutions (formerly titled Guaranteed Fixed Income);
     . Equity Income Fund -- purchases units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities (formerly titled Equity Fund);
     . Equity Index Fund -- purchases units in the Fidelity U. S. Equity Index
       Portfolio, which consists primarily of common stocks included in the Standard & Poor's 500 Index;
     . Balanced Fund -- purchases units in the Phoenix Balanced Fund Series, which consists primarily of investments in common stock and fixed income securities; and
     . Equity Growth Fund -- purchases units in the IDS New Dimensions Fund, which invests primarily in common stocks of companies showing potential for significant growth, and also invests in foreign securities and futures transactions.

   Prior to the 1993 amendments, the Plan consisted of four investment options, or funds:

     . Common Stock -- invested exclusively in Common Stock of the Company;
     . Bond Fund -- invested in United States Government obligations;
     . Guaranteed Fixed Income Fund -- invested in contracts with insurance companies and banks; and
     . Equity Fund -- purchased units in the Fidelity Equity-Income Fund, which consists primarily of income-producing equity securities.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS -- Continued
- - -------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN -- (continued)

   Eligibility, Participation and Employee Savings -- Any regular employee of an Employer-corporation is eligible to participate in the Plan after completion of at least six months of service prior to the date the employee's participation is to be effective. A regular employee is one who normally completes at least 1,000 hours of service during any twelve-month period.

   Under the Plan, except as limited by law, a participating employee may invest, through pre-tax salary deferrals (Salary Deferrals) or after tax payroll deductions (Payroll Deductions) each payroll period, a specified amount ranging from 1% to 6% (2% to 6% prior to 1993) of regular salary or wages (Basic Employee Savings). Participants electing the maximum Basic Employee Savings investment may also invest, through Salary Deferrals or Payroll Deductions each payroll period, an additional 1% to 10% (1% to 6% prior to 1993) of regular salary or wages (Supplemental Employee Savings).

   Employer Contributions -- Contributions to participant accounts by the Employer-corporations are made based on the participants' Basic Employee Savings and years of service as follows:

          Less than 10 years..................40%
          10 years but less than 25 years.....50%
          25 years or more....................60%

   No employer contributions are made with respect to Supplemental Employee Savings.

   Investment of Funds -- All employer contributions, except as provided below, are invested in Common Stock of the Company; however, each participant has the following expanded options with respect to the investment of Basic and Supplemental Employee Savings:

   100% in Common Stock;
   100% in Bond Index Fund;
   100% in Interest Income Fund;
   100% in Equity Income Fund;
   100% in Equity Index Fund;
   100% in Balanced Fund;
   100% in Equity Growth Fund; and
   Multiples (not less than 10% each) of the investment options listed above.

   Prior to 1993, each participant had the following options with respect to the investment of Basic and Supplemental Employee Savings:

   100% in Common Stock;
   100% in Bond Fund;
   100% in Guaranteed Fixed Income Fund;
   100% in Equity Fund; and
   Multiples (not less than 25% each) of the investment options listed above.

   A participant may change selected investment options for Employee Savings as often as once a quarter by liquidating the investments attributable to Basic and Supplemental Employee Savings and reinvesting such amounts in other investment options under the Plan.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS - CONTINUED
- - -------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN - (continued)

   A participant who has completed at least ten years of Plan participation and attained age 55 may annually instruct the Trustee to diversify up to 25% of such participant's employer contributions account (reduced by amounts previously so diversified) in the same proportion as the participant may diversify such Basic and Supplemental Employee Savings. At age 60, a participant may annually diversify up to 50% of such employer contributions account (reduced by amounts previously so diversified).

   Unit Values - Participants do not have beneficial ownership in specific securities or other assets in the various funds other than Common Stock, but have an interest therein represented by units valued as of the last business day of each month. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit value as last determined, and the appropriate account is charged or credited with the number of units properly attributable to the participant.

   Voting of Common Stock - Each participant may give the Trustee confidential written instructions with respect to the voting, at any meeting of shareholders, of the Common Stock allocated to the participant's account. Effective January 1, 1993, the unallocated Common Stock held in the stock bonus component of the Plan may be voted by the Trustee in its discretion unless otherwise directed pursuant to a voting procedure agreement. Prior to January 1, 1993, the Trustee was required to vote any unallocated Common Stock, as well as any Common Stock held in a participant's account where the Trustee had not received written voting instructions from the participant at least ten days prior to the date of the meeting at which the vote was to be taken, provided that unallocated Common Stock held in the stock bonus component of the Plan would be voted by the Trustee, to the extent permitted by law, in the same proportion as the Common Stock allocated to participants' accounts was voted. There was no change in the voting requirements for allocated shares where the Trustee was not provided voting instructions by the participant.

   Withdrawal from the Plan - A participant may withdraw a portion of Basic and Supplemental Employee Savings without necessitating a total withdrawal from the Plan and may exercise the limited privilege of partial withdrawal at any time after twelve months of participation in the Plan. Partial withdrawal may be in any amount up to 90% of the current value of the participant's Basic and Supplemental Employee Savings, or 90% of market value, whichever is less. A further partial withdrawal by a participant may not be made until after the expiration of twelve months following the last previous partial withdrawal.

   In the event of a partial withdrawal, such amount will be paid to the participant in cash or in shares of Common Stock to the extent such stock is held in the participant's account for Basic and Supplemental Employee Savings, at the option of the participant. No partial withdrawal may be made of Elective Deferrals, Rollover Contributions, Employer contributions, or income from such deferrals or contributions. A participant may repay to the Trustee the amounts of any partial withdrawal made after January 1, 1976, at any time. Partial withdrawal by a participant does not terminate participation in the Plan.

   A participant may withdraw entirely from the Plan at any time even though the participant continues in the employ of an Employer-corporation, except that Elective Deferrals and Rollover Contributions cannot be withdrawn until age 59-1/2. Following total withdrawal, an employee will be ineligible to reenter the Plan for a period of twelve months. Total withdrawal is also effected upon termination of employment. However, if a participant, upon termination of employment, does not consent to a distribution of all accounts, and the aggregate value of such accounts exceeds $3,500, such accounts shall be liquidated and reinvested to be held in an interest bearing account until distribution. In the event of total withdrawal, that portion of the participant's account which was derived from Basic and Supplemental Employee Savings will be distributed in full to the participant or, in case of death, to the participant's beneficiary.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS - CONTINUED
- - -------------------------------------------------------------------------------

1. DESCRIPTION OF THE PLAN - (continued)

   In the event of total withdrawal due to participant's retirement or due to permanent and total disability or death of the participant, that portion of the participant's account which was derived from employer contributions will also be distributed in full to the participant or, in case of death, to the participant's beneficiary.

   In the event of total withdrawal by a participant who continues in the employ of an Employer-corporation or terminates employment due to reasons other than those discussed above, that portion of the participant's account which was derived from employer contributions shall be distributed to the participant only to the extent shown in the following Vesting Schedule which is dependent upon the participant's years of vesting service:

             Years of                       Percentage of Total
             Service                       Employer Contributions
             --------                      ----------------------

             Under 3 ....................           None
                 3   ....................            30%
                 4   ....................            40%
                 5   ....................            60%
                 6   ....................            80%
                 7   ....................           100%

    Participants making withdrawals, other than partial withdrawals, may choose from the following optional forms of payment: (a) shares of Common Stock and/or publicly traded Fund units (to the extent permitted by the Fund) credited to a participant's account; (b) single lump sum cash payment; or (c) a combination of
(a) and (b).

    After a distribution in accordance with the above Vesting Schedule, any remainder of employer contributions in the participant's account is forfeited and used by the Employer-corporation to reduce the amount of current employer contributions.

    In the event of a total withdrawal made after January 1, 1976, by a participant who is not 100% vested, the participant may repay to the Plan the amount of such distribution at any time prior to the close of the Plan Year in which the participant has completed five consecutive Break-in-Service years and any amounts previously forfeited will be restored to the participant's account.

    The 401(k) feature allows participants to borrow a portion of their vested 401(k) account balance and repay such amount according to a predetermined schedule. In addition, participants may, after meeting certain qualifications as defined by the Internal Revenue Service (IRS), withdraw a portion of their vested 401(k) account balance based on a hardship qualification.

    Federal Income Taxes - The Company has been advised by the IRS that the Plan meets the requirements of Section 401(a) of the Code, as to form; that the Trust established thereunder is exempt from federal income taxes under Section 501(a) of the Code; and that employer contributions paid to the Trust under the Plan are allowable federal income tax deductions to the Employer-corporations subject to the conditions and limitations of Section 404 of the Code.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS - CONTINUED
- - -------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN - (continued)

    Based on the Code and regulations issued pursuant thereto:

    (a) Employer contributions under the Plan, and dividends, interest and other income from Trust Assets are not taxable to the participant when received by the Trustee and credited to the participant's account.

    (b) Basic and Supplemental Employee Savings made by Payroll Deduction are not deductible on the participant's federal income tax return.

    (c) Basic and Supplemental Employee Savings which are Employee Elective Deferrals reduce a participant's gross compensation as reported on Form W-2 and are not taxable to the participant when received by the Trustee and credited to the participant's account.

    (d) Partial withdrawal of employee savings which were contributed to the Plan through Payroll Deductions prior to January 1, 1987, represent a return of employee savings and are not taxable to the participant when withdrawn. Partial withdrawals of employee savings which were contributed to the Plan through Payroll Deductions after December 31, 1986, are considered to include, for income tax purposes, an amount of taxable income.

    (e) A total withdrawal generally results in taxable income to the participant equal to the gross distribution less Basic and Supplemental Employee Savings made by Payroll Deduction. However, if the total withdrawal meets the lump sum distribution requirements of the Code, (i) any net unrealized appreciation in the value of distributable Common Stock at the time of distribution will be tax deferred; (ii) any additional appreciation in the value of Common Stock from the time of distribution to the time of stock sale or disposition will be treated as short-term or long-term capital gain depending on the period the participant holds such stock; and (iii) the taxable amount may be eligible for the special forward averaging provisions of the Code.

    (f) The taxable amount of a total or partial withdrawal may generally be rolled over to an Individual Retirement Account (IRA) or other qualified plan and payment of taxes may thereby be deferred, subject to automatic income tax withholding of twenty percent (20%) on amounts not distributed in Common Stock.

    (g) The taxable amount of an account, subject to total and partial withdrawal provisions, can be transferred directly to an IRA or other qualified plan and payment of taxes may thereby be deferred.

    Participants are encouraged to determine the effect on the participant's federal income tax liability of receiving distributions from the Plan.

    Other Events -- The Employee Stock Ownership Plan of the Texas Utilities Company System (ESOP) was terminated on December 31, 1993. The ESOP was liquidated and all remaining assets were transferred to the Plan on November 29, 1993. In addition, the Savings Plan and Trust Agreement for Employees of Southwestern Electric Service Company (SESCO Plan) was merged into the Plan effective January 1, 1994. However, the SESCO Plan was actually liquidated and all remaining assets were transferred to the Plan on December 29, 1993. Such assets were invested by individual participants effective January 4, 1994. Included in cash of the Plan for the year 1993 is $6,720,612 reflecting such SESCO assets. Both events did not have a material effect on the Plan.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS -- Continued
- - -------------------------------------------------------------------------------


1.  DESCRIPTION OF THE PLAN -- (concluded)

    Amendment, Modification, Suspension and Termination -- It is the intention of the Company to continue the Plan indefinitely; however, the Company, by action of its Board of Directors, may amend, modify or suspend the Plan at any time, or from time to time, and may terminate the Plan at any time; and any Employer-corporation may withdraw from participation in the Plan at any time upon thirty days notice.

    In the event of termination of the Plan in whole or in part or termination of participation of any Employer-corporation, each participant in the Plan affected by such termination shall receive a distribution of the entire balance in the participant's account, whether derived from Basic and Supplemental Employee Savings or employer contributions.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Valuation of Investment Securities -- Participant investments in Common Stock, Bond Index Fund, Equity Income Fund, Equity Index Fund, Balanced Fund, and Equity Growth Fund are accounted for as units and stated at fair value based upon closing sales prices on recognized securities exchanges on the last business day of the fiscal year. The Interest Income Fund insurance contracts are valued at contract value, and the financial institution investment contracts are valued at contract value, which approximates fair value. Contract value represents contributions made by participants, plus interest at the contract rates, less withdrawals or transfers by participants.

    Distributions Payable to Participants -- In 1993, the Plan changed its method of accounting for distributions payable to participants to comply with the 1993 AICPA Audit and Accounting Guide, "Audits of Employee Benefit Plans". The new guidance requires that benefits payable to participants who have withdrawn from participation in a defined contribution plan remain as a part of the net assets available for benefits rather than be recorded as a liability of the Plan. The effect of this change in accounting did not increase net assets in 1993. As of December 31, 1993, net assets available for benefits did not include any amounts due to participants who have withdrawn from participation in the Plan.

    Expenses -- All costs and expenses of the Plan and its administration, except expenses incurred in the acquisition or disposition of investments, are paid by the Employer-corporations.

3.  LEVERAGED EMPLOYEE STOCK OWNERSHIP PROVISION

    In 1990, the Trustee, on behalf of the Plan, borrowed $250,000,000 in the form of a note payable from an outside lender and purchased 7,142,857 shares of Common Stock of the Company in connection with the leveraged employee stock ownership provision (LESOP) of the Plan. The note was purchased from the lender by the Company later in 1990. The note payable requires repayment of principal over 17 years beginning in 1998. At December 31, 1993 and 1992, the note payable bore interest at a fixed rate of 9.81% following its conversion in January 1992 from a variable rate to a fixed rate. The note payable is collateralized by 6,303,251 unallocated shares held by the Trustee at December 31, 1993.

    The LESOP shares are held by the Trustee until released and allocated to participants' accounts proportionally based on current debt service payments including interest to total debt service payments. Debt service payments are made by the Plan from dividends received on the unallocated shares and, if necessary, contributions from Employer-corporations. The market value of shares released reduces the cash requirements of the Employer-corporations for their funding obligation under the Plan. The number of LESOP shares released and allocated to participant accounts during the plan year 1993 was 231,865 and 225,014, respectively, and during the plan year 1992 was 230,639 and 205,597, respectively.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM
- - ------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS -- Concluded
- - -------------------------------------------------------------------------------

4.  UNIT VALUES

    Units in each fund at December 31, 1993 and 1992, and net asset value per unit, are presented below. Net asset value per share for Common Stock excludes amounts for the market value of unallocated LESOP shares and the related note payable. The Common Stock at December 31, 1993 includes 19,994 shares to be allocated to individual accounts and 31,893 shares to be allocated through the Employer-corporations funding obligation in the subsequent period. The Common Stock at December 31, 1992 included 12,840 shares to be allocated to individual accounts in the subsequent period.

                                                           1993         1992
                                                        -----------   ----------
  Common Stock:
    Number of shares                                      4,864,191     4,389,095
    Net asset value per share*                               $44.50        $43.25

  Bond Index Fund/Bond Fund:
    Number of units                                         637,438       662,259
    Net asset value per unit                                 $10.33       $5.1894

  Interest Income Fund/Guaranteed Fixed Income Fund:
    Number of units                                      10,728,790    14,039,355
    Net asset value per unit                                 $4.238       $3.9235

  Equity Income Fund/Equity Fund:
    Number of shares                                        658,055       668,023
    Net asset value per share                                $34.32        $29.91

  Equity Index Fund:
    Number of shares                                        287,543            --
    Net asset value per share                                $17.98            --

  Balanced Fund:
    Number of shares                                        626,753            --
    Net asset value per share                                $16.57            --

  Equity Growth Fund:
    Number of shares                                      1,027,864            --
    Net asset value per share                                $14.91            --
- - ----------------

   *The calculation of net asset value per share for Common Stock includes the value of the LESOP note net of the value of the unallocated LESOP shares.

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM -- SUPPLEMENTAL
- - ----------------------------------------------------------------------------
SCHEDULES
- - ---------

ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1993
- - ------------------------------------------------------------------------------

                         Description of Investment,
Identity of Issue,       Including Collateral, Rate of
Borrower, Lessor, or     Interest, Maturity Date, Shares,
Similar Party            Units, Par or Maturity Value                         Cost        Fair Value
- - --------------------     --------------------------------                 ------------   ------------

COMMON STOCK

Money Market Funds
- - ------------------

Mellon Bank, N.A.*       Cash management fund --
                         484,549 units                                    $    484,549   $    484,549

Common Stock
- - ------------

Texas Utilities
Company*                 11,147,448 shares                                 386,222,680    482,991,911
                                                                          ------------   ------------
TOTAL                                                                     $386,707,229   $483,476,460
                                                                          ============   ============

BOND INDEX FUND

Vanguard Bond Index
  Fund Group             637,438 units                                    $  6,380,833   $  6,412,635
                                                                          ============   ============

INTEREST INCOME FUND

Money Market Funds
- - ------------------

Mellon Bank, N.A.*       Cash management fund --
                         826,243 units                                    $    826,243   $    826,243
                                                                          ------------   ------------

Value of Interest in
Pooled Separate Accounts
- - ------------------------

Allstate Life Insurance
Company                  Contract No. GA-5019, 9%, due 1996               $  1,021,836   $  1,021,836

Allstate Life Insurance
Company                  Contract No. GA-5101, 8.75%, due 1996               3,844,255      3,844,255

Allstate Life Insurance
Company                  Contract No. GA-5138, 8.55%, due 1996               1,978,329      1,978,329

Allstate Life Insurance
Company                  Contract No. GA-5183, 8.53%, due 1996               1,926,974      1,926,974

Commonwealth Life
Insurance Company        Contract No. ADA0136ST, variable rate, due 1995        13,963         13,963


EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL SCHEDULES
- - ----------------------------------------------------------------------------------------------
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1993 - (continued)
- - ----------------------------------------------------------------------------------------------
                         Description of Investment,
Identity of Issue,       Including Collateral, Rate of
Borrower, Lessor, or     Interest, Maturity Date, Shares,
Similar Party            Units, Par or Maturity Value                    Cost      Fair Value
- - -----------------------  -------------------------------------------  -----------  -----------
Commonwealth Life
Insurance Company        Contract No. ADA00241 FR, 9.10%, due 1995     $1,540,468   $1,540,468

Equitable Life
Assurance Company        Contract No. AC-6571-90, 9.45%, due 1995       2,672,700    2,672,700

Hartford Life
Insurance Company        Contract No. GA-9190, 8.80%, due 1997          1,948,792    1,948,792

Hartford Life
Insurance Company        Contract No. GA-9260, 7.92%, due 1997          2,362,658    2,362,658

Hartford Life
Insurance Company        Contract No. GA-8888, 9.18%, due 1995          1,612,351    1,612,351

Hartford Life
Insurance Company        Contract No. GA-9283, 7.57%, due 1997          1,826,416    1,826,416

Metropolitan Life
Insurance Company        Contract No. 18563-B, 8.45%, due 1998          1,904,329    1,904,329

Metropolitan Life
Insurance Company        Contract No. GAC-18567-B, 9.35%, due 1998      2,091,366    2,091,366

Northwestern National
Life Insurance
Company                  Contract No. GA-21476-1, 9.18%, due 1994       1,645,789    1,645,789

Ohio National Life
Insurance Company        Contract No. GA-5367, 8.12%, due 1997          2,914,791    2,914,791

Principal Mutual Life
Insurance Company        Contract No. 4-1498, 6.50%, due 1997           2,333,605    2,333,605

Provident National
Assurance Company        Contract No. 027-05094, 7.86%, due 1997        2,807,691    2,807,691

Provident National
Assurance Company        Contract No. 027-05094-02A, 7.60%, due 1997    2,393,964    2,393,964

Travelers
Insurance Company        Contract No. GR15713, 8.59%, due 1996          2,998,832    2,998,832

EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
- - ---------------------------------------------------------------------------
SCHEDULES
- - ---------

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, DECEMBER 31, 1993 -
- - -----------------------------------------------------------------------------
(CONCLUDED)
- - -----------



                        Description of Investment,
Identity of Issue,      Including Collateral, Rate of
Borrower, Lessor, or    Interest, Maturity Date, Shares,
Similar Party           Units, Par or Maturity Value                Cost           Fair Value
- - --------------------    ---------------------------------------     ----           -----------

Travelers
Insurance Company       Contract No. GR-15815, 8.42%, due 1997   $  1,964,350      $  1,964,350

Wells Fargo             Contract No. 343504624, 9.86%, due 1995     2,228,512         2,228,512
                                                                 ------------      ------------
                                                                   44,031,971        44,031,971
                                                                 ------------      ------------
TOTAL                                                            $ 44,858,214      $ 44,858,214
                                                                 ============      ============

EQUITY INCOME FUND

Fidelity Equity -
Income Fund             658,055 units                            $ 17,917,153      $ 22,268,584
                                                                 ============      ============

EQUITY INDEX FUND

Fidelity Equity -
Index Fund              287,543 units                            $  4,796,938      $  4,965,861
                                                                 ============      ============
BALANCED FUND

Phoenix Balanced Fund   626,753 units                            $ 10,081,649      $ 10,046,850
                                                                 ============      ============

EQUITY GROWTH FUND

IDS - New Dimension
Fund                  1,027,864 units                            $ 14,118,496      $ 14,739,586
                                                                 ============      ============

UNALLOCATED ASSETS -- SESCO

Money Market Funds
- - ------------------
Mellon Bank, N.A.*    Cash management fund --
                      6,720,612 units                            $  6,720,612      $  6,720,612
                                                                 ============      ============
TOTAL ALL FUNDS                                                  $491,581,124      $593,488,802
                                                                 ============      ============

*Party-in-Interest


EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM - SUPPLEMENTAL
SCHEDULES
- - --------------------------------------------------------------------------------

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31,
1993
- - --------------------------------------------------------------------------------

Transactions involving an amount in excess of 5% of the fair value of beginning plan assets.

                                                                                          CURRENT VALUE
                                                                                             OF ASSET
  IDENTITY OF     DESCRIPTION   PURCHASES      SELLING     EXPENSE INCURRED    COST OF    ON TRANSACTION  NET GAIN
 PARTY INVOLVED    OF ASSET       PRICE         PRICE      WITH TRANSACTION     ASSET          DATE       OR LOSS
- - ----------------  -----------  -----------  -------------  ----------------  -----------  --------------  --------
EXCEEDING 5%
 OF PLAN ASSETS
 (IN THE
 AGGREGATE):

                   Temporary
Mellon            Investment
Bank - N.A.          Fund      $54,366,870    $49,033,821         N/A         $49,033,821     $49,033,821      --

INDEPENDENT AUDITORS' REPORT

Employees' Thrift Plan Committee
Employees' Thrift Plan of the
 Texas Utilities Company System:

We have audited, by fund and in total, the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of the Texas Utilities Company System as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) assets held for investment at December 31, 1993, and (2) reportable transactions (transactions in excess of 5% of the fair value of plan assets) for the year ended December 31, 1993, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1993 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE
Dallas, Texas
June 27, 1994

                      -----------------------------------

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       EMPLOYEES' THRIFT PLAN OF
                                       THE TEXAS UTILITIES COMPANY SYSTEM


                                       By /s/ Peter B. Tinkham
                                          ------------------------------------
                                                Peter B. Tinkham, Secretary
                                             Employees' Thrift Plan Committee



June 27, 1994

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-52395 of Texas Utilities Company on Form S-8 of our report dated June 27, 1994, appearing in this 1993 Annual Report on Form 11-K of the Employees' Thrift Plan of the Texas Utilities Company System for the year ended December 31, 1993.

DELOITTE & TOUCHE

Dallas, Texas
June 27, 1994